UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated May 17, 2010.

Press Release

ABB offers to increase stake in India subsidiary

Zurich, Switzerland, May 17, 2010 - ABB, the leading power and automation technology group, announced today that it will offer shareholders of ABB Limited, its publicly-listed subsidiary in India, Rs. 900 per share in order to increase its stake in the company from approximately 52 percent to 75 percent.

The aim of the investment is to facilitate the long-term development of ABB’s business in India.

The offer represents a premium of approximately 34 percent of Friday’s closing price and 14 percent over the mandatory floor price required under Indian regulations. The potential total value of the transaction at the offer price is approximately Rs. 44 billion ($965 million)

Subject to regulatory clearance, the offer is expected to begin on July 8, 2010 and end on July 27, 2010. Payment for the shares is expected to take place on August 10, 2010. The shares are traded on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited.

In 2009, ABB Limited, India, reported revenues of Rs. 63 billion ($1.4 billion) and profit before tax of Rs. 5.3 billion ($117 million). The company employs approximately 6,200 people.

The open offer will be managed by HSBC Securities and Capital Markets (India) Private Limited.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 117,000 people.

More information

ABB will host a conference call for media and analysts starting at 14:00 Central European Time (CET). Callers from the countries below should dial:

U.S. or Canada	+1 866 291 4166
United Kingdom	+44 207 107 0611
Sweden	+46 8 5069 2105
Rest of Europe	+41 91 610 5600

Callers are requested to phone in 15 minutes before the start of the call.

The audio playback of the call will start one hour after the end of the call and be available for 24 hours commencing one hour after the conference call. Playback numbers: +1 866 416 2558 (U.S./Canada), +44 207 108 6233 (U.K.) or +41 91 612 4330 (rest of the world). The code is 13093, followed by the # key.

For more information please contact:

ABB Group Media Relations:	Investor Relations:	ABB Ltd
Wolfram Eberhardt, Thomas Schmidt	Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
(Zurich, Switzerland)	Sweden: Tel. +46 21 329 108	CH-8050 Zurich, Switzerland
Tel: +41 43 317 6568	USA: Tel. +1 203 750 7743
media.relations@ch.abb.com	investor.relations@ch.abb.com

HSBC Securities and Capital
Markets (India) Private Limited:
India: Tel. +91 22 2268 1264
abbopenoffer@hsbc.co.in

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: May 17, 2010	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance

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